EXHIBIT 99.3

Included below are notes 11 and 12 from Orion Power Holdings, Inc.’s consolidated unaudited interim financial statements included in its Quarterly Report on Form 10-Q for the period ended June 30, 2004.

(11) Contingencies

Legal and Environmental Matters. For information regarding legal proceedings and environmental matters, including a criminal pending proceeding against a subsidiary of Reliant Energy, Reliant Energy Services, based upon an alleged violation of the Commodity Exchange Act and related wire fraud and conspiracy charges, see (a) note 14 to Orion Power’s consolidated financial statements included in its Form 10-K and (b) notes 11 and 12 to Orion Power’s interim financial statements included in its First Quarter Form 10-Q, which notes, as updated below, are incorporated herein by reference.

(12) Liberty Generating Station

Default Under Non-Recourse Financing Agreement. Liberty Power is a wholly-owned subsidiary of Liberty Electric PA, LLC (Liberty Electric), which is an indirect wholly-owned subsidiary of Orion Power Holdings. Liberty Power and Liberty Electric are collectively referred to as “Liberty.” Liberty owns a 530 megawatt combined cycle gas fired power generation facility (the Liberty generating station). For information regarding payment defaults under a non-recourse credit agreement entered into by Liberty, see note 12 to Orion Power’s interim financial statements included in its First Quarter Form 10-Q and notes 7 and 14 to Orion Power’s consolidated financial statements included in its Form 10-K.

As of August 2, 2004, Liberty continues to be in default under its credit agreement, including its obligation to make $9 million in principal payments and $19 million in interest payments. Orion Power has classified the debt as a current liability.

Orion Power does not intend to make additional capital contributions to Liberty. Although Liberty’s lenders have not foreclosed on their security interests in Liberty’s assets or in the ownership of Liberty, Orion Power does not expect them to continue to refrain from exercising these rights indefinitely. The exercise of the lenders foreclosure remedies with respect to Liberty, or the transfer of ownership of Liberty to the lenders or a third party, would not constitute an event of default under any debt agreements.

At June 30, 2004 and December 31, 2003, Orion Power evaluated the Liberty generating station and its related intangible asset for impairment. Based on the analyses, there were no impairments at that time. In the event of foreclosure or a transfer of the plant, Orion Power would incur a pre-tax loss of an amount up to the recorded net book value, net of the non-recourse debt obligations, with the potential of an additional loss due to an impairment of goodwill allocable to Liberty. As of June 30, 2004, the consolidated net book value of Liberty Electric was $336 million, excluding the non-recourse debt obligations of $262 million, resulting in a net amount of $74 million.

Tolling Agreement Litigation. For information regarding litigation relating to the bankruptcy of the counterparty to the tolling agreement under which the generation output of the Liberty generating station was formerly sold, see note 12 to Orion Power’s interim financial statements included in its First Quarter Form 10-Q and notes 7 and 14 to Orion Power’s consolidated financial statements included in its Form 10-K.

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